UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 14, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Friday, 14 February 2003

COLES MYER FIRST HALF SALES UP 5.5%

  Group sales up 5.5% (excluding Red Rooster and Myer Direct)

  Full year profit guidance unchanged

  Food & Liquor sales up 5.3%

  Target and Kmart turnaround accelerating

  Myer Grace Bros rebuild on track

  Strong H1 earnings improvement

  Double digit Food & Liquor earnings growth

  EBIT margins up across Kmart/Officeworks, Target and MGB

Coles Myer Ltd (CML) today announced half year sales of $13.8 billion, an increase of 5.5% for the 26 weeks ended 26 January, 2003. Second quarter sales rose by 4.1% to $7.5 billion.

CML Chief Executive Officer, John Fletcher, said the Food & Liquor division had delivered a sales increase of 5.3% over the half in an intensely competitive environment.

Kmart and Officeworks combined sales rose by 9.5% over the half and Target sales increased 8.6%.

"The turnaround at Kmart and Target has accelerated. The distinct strategic positionings of these brands are beginning to deliver sustainable results," Mr Fletcher said.

"Considering the state of these businesses only 18 months ago, this is a fantastic outcome.

"EBIT margins expanded across the Food & Liquor Group, Kmart/Officeworks, Target and MGB over the half year, despite a very competitive market.

"We reaffirm the earnings guidance given at the 2002 Annual General Meeting (net profit after tax of $425-435 million, excluding (i) any one-off profit from the potential sale of Sydney Central, and (ii) any potential one-off non-cash charge from an anticipated change in US accounting standards which may affect inventory valuations).

"The impact of the reduction in shareholder discount rates remains within expectations.

"For our Food & Liquor business, all of our analysis confirms the key point of difference with our major competitor is a petrol offer. The effect of intensified petrol discounting over the second quarter clearly impacted our sales.

"Completion of a fuel offer is our highest priority. While we had hoped for an announcement in December, this is a significant initiative and our objective must be to ensure that we secure the best long term outcome for customers and shareholders," Mr Fletcher said.

Food & Liquor

  Sales growth of 5.3% for the half

  Double-digit earnings growth, in line with strategy

  Sales impacted by intensified fuel discounts

Chief Operating Officer Food and Liquor, Alan Williams said sales had grown by 5.3% for the half year and 3.4% in the second quarter. The group was on track to deliver double-digit profit growth for the half, in line with strategy.

"Despite our strong competitive and value position, food sales have been impacted by fuel discounts. In addition, price deflation has slowed sales in the liquor market, and lower inflation has impacted other areas, particularly fresh produce. However, our continuing focus on shrinkage, waste and other initiatives has underpinned and enabled strong growth in our bottom line," Mr Williams said.

Mr Williams said that while completion of a fuel offer was the Company's highest priority, the Food & Liquor Group was also focussed on a number of initiatives designed to further improve the customer offer and back office efficiencies. These include:

  Improved fresh produce offer with better quality, merchandising and service standards

  Reinforcement of our competitive price position

  Expanding value for money house-brand range to meet demand

  Consistently strong promotional offers

  Competitive every day shelf pricing

  Raised customer service standards - check-out efficiencies and greater visibility of store management

  Revised marketing, including advertising and in-store treatment to promote the complete customer offer

  Reduced product cost - GNX electronic purchasing

  Continuing operational efficiencies

  Improved shrinkage trends

  Reduced store administrative expenses

  Reduced fit-out costs

"The supermarket store expansion program is continuing, with 17 new stores opened during the half, in addition to 6 acquisitions. A further 21 openings are expected over the year.

"Liquorland opened 32 new stores and two hotels in the half, with a further 27 to open in the second. The Theo's Liquor acquisition in NSW will contribute a further 47 stores and four hotels, expected in late March (subject to ACCC approval).

"In the second half of FY2003, we expect sales growth to benefit from further new store openings and contributions from Theo's Liquor," Mr Williams said.

Kmart & Officeworks again performed strongly, with combined sales up 9.5% over the half and 9.6% in the second quarter on last year's high sales base.

"The Kmart result reflected growing customer acceptance of our strategic direction, underpinned by our lowest price guarantee," Kmart MD Hani Zayadi said.

"Customers are responding positively to our renewed focus on meeting their needs, which sees us delivering in-store range enhancements, improved service, wider aisles and faster checkouts.

"Our more effective marketing campaign, 'cutting the cost of living', has achieved strong results. The focus on item and price is continuing and has been well received.

"Sales in all apparel areas as well as entertainment and consumables were particularly strong, with better in stock performance and merchandise offer.

"Kmart has opened three new stores and three Garden Super Centres in the past six months, with a new Kmart store and Garden Super Centre scheduled to open in the next quarter," Mr Zayadi said.

Officeworks delivered another strong performance. Officeworks MD Peter Scott said the store rollout strategy was proceeding to plan, with 3 new locations opened over the second quarter and a further 7 openings expected in the second half. The Viking acquisition was settled on 3 January and is performing to plan.

Myer Grace Bros and Megamart combined sales were slightly lower over the half (down 1.3%) and the second quarter (down 1.5%). This was in line with our expectations, given the temporary closure of the Bondi store and shareholder discount reduction.

"In a very competitive and promotional market, our first Christmas under the turnaround strategy was satisfactory. Good customer traffic was experienced over the holiday period, with customers responding to our strengthening brand positioning and strategic marketing events," Myer Grace Bros MD Dawn Robertson said.

"Further enhancements to branded product ranges in our key focus areas of womenswear, menswear, cosmetics and home will continue through 2003, along with ongoing improvements in service quality and in-store environments. Our new marketing program launches this weekend, and our new private label brands, 'Basque' and 'Urbane', have already been well received by customers.

"Importantly, our bottom line is reflecting margin improvement, due to better planning and execution resulting in higher stock turn.

"Megamart opened its Narre Warren store in Victoria during the second quarter to a very positive response from customers," Ms Robertson said.

Target sales rose by 8.6% over the half and 6.3% in the second quarter, in line with strategy as its recovery continues to build real momentum. The result is particularly positive given the net reduction of two Target Country stores during the half.

"Customers have responded very well to our exciting offer, particularly in apparel, manchester, and toys," Target MD Larry Davis said.

"The success of the '100% Happy' marketing campaign has exceeded our expectations. The program reached full swing in the second quarter, with television, outdoor and magazine communications promoting our 'great style, great value' offer.

"Our focus continues to remain on delivering on-trend, high quality ranges and achieving rapid sell-through within each season.

"The combination of merchandising improvements, higher stock turns and operational efficiencies have delivered fuller margins over the half," Mr Davis said.

Emerging Businesses

Sales in the Emerging Businesses division increased by 23.9% over the quarter, led by strong growth in Harris Technology. Following our agreement with Australia Post to provide pick, pack and delivery services, we have recently strengthened our marketing of Coles Online, and now also offer a wider range of credit card payment options for purchases.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales (ex Red Rooster, Myer Direct)	Second Quarter (13 weeks)			First Half (26 weeks)
	2002	2003	Chg	2002	2003	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,139	4,280	3.4	7,881	8,295	5.3
Kmart & Officeworks	1,226	1,344	9.6	2,091	2,291	9.5
Myer Grace Bros & Megamart	1,064	1,048	(1.5)	1,764	1,741	(1.3)
Target	775	823	6.3	1,305	1,418	8.6
Emerging Businesses	42	52	23.9	85	114	33.9
Intra-group sales	(3)	(7)		(7)	(15)
Total Sales	7,243	7,541	4.1	13,119	13,845	5.5
Comparable Store Sales			1.8			2.9
Exited businesses
Red Rooster	59	-		114	-
Myer Direct	26	-		39	-
Total exited businesses	85	-		153	-